UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Select Medical Holdings Corporation

(Name of Issuer)

Common Stock, $0.001 par

(Title of Class of Securities)

81619Q105

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81619Q105		13G

1	Names of Reporting Person I.R.S. Identification No. of Above Person (Entities Only): Thoma Cressey Fund VII, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 6,473,707

	6	Shared Voting Power 0

	7	Sole Dispositive Power 6,473,707

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,473,707

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 4.6%

12	Type of Reporting Person (See Instructions) PN

CUSIP No. 81619Q105		13G

1	Names of Reporting Person I.R.S. Identification No. of Above Person (Entities Only): Thoma Cressey Friends Fund VII, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 101,070

	6	Shared Voting Power 0

	7	Sole Dispositive Power 101,070

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 101,070

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) Less than 0.1%

12	Type of Reporting Person (See Instructions) PN

CUSIP No. 81619Q105		13G

1	Names of Reporting Person I.R.S. Identification No. of Above Person (Entities Only): Thoma Cressey Fund VI, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 4,918,083

	6	Shared Voting Power 0

	7	Sole Dispositive Power 4,918,083

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,918,083

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 3.5%

12	Type of Reporting Person (See Instructions) PN

CUSIP No. 81619Q105		13G

1	Names of Reporting Person I.R.S. Identification No. of Above Person (Entities Only): Thoma Cressey Friends Fund VI, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 49,261

	6	Shared Voting Power 0

	7	Sole Dispositive Power 49,261

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 49,261

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) Less than 0.1%

12	Type of Reporting Person (See Instructions) PN

Item 1(a)	Name of Issuer: Select Medical Holdings Corporation
Item 1(b)	Address of Issuer’s Principal Executive Offices: 4714 Gettysburg Road Mechanicsburg, PA 170555

Item 2(a)

Name of Person Filing:
This statement is being filed by Thoma Cressey Fund VII, L.P., a Delaware limited Partnership ("TC VII"), Thoma Cressey Friends Fund VII, L.P., a Delaware limited partnership ("TC Friends VII"), Thoma Cressey Fund VI, L.P., a Delaware limited partnership (TC VI"), and Thoma Cressey Friends Fund VI, L.P., a Delaware limited partnership ("TC Friends VI") (each a "Reporting Person" and together, the "Reporting Person").  The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

Item 2(b)	Address of Principal Business Office or, if none, Residence: c/o Thoma Cressey Bravo 300 N. LaSalle Street Suite 4350 Chicago, IL 60654
Item 2(c)	Place of Organization of each Reporting Person: Delaware
Item 2(d)	Title of Class of Securities: Common Stock, $0.001 par value
Item 2(e)	CUSIP Number: 81619Q105

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

CUSIP No. 81619Q105	13G

Item 4	Ownership:

(a) through (c):

The information requested hereunder is set forth in Items 5 through 9 and 11 of the cover pages to this Schedule 13G.  The ownership percentages are based on 140,520,316 shares of Common Stock as reported by the Company to be outstanding as of October 31, 2012 in its Form 10-Q filed with the SEC on November 1, 2012.

Item 5	Ownership of Five Percent or Less of a Class:
Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not Applicable.

Item 8	Identification and Classification of Members of the Group:
See Exhibit 2.

Item 9	Notice of Dissolution of Group:
Not Applicable.

Item 10	Certification:
Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 2013

THOMA CRESSEY FUND VII, L.P.
By: TC Partners VII, L.P., its general partner
By: Thoma Cressey Bravo, Inc. its general partner

By:	/s/ Carl D. Thoma
Name:	Carl D. Thoma
Title:	President

THOMA CRESSEY FRIENDS FUND VII, L.P.
By: TC Partners VII, L.P., its general partner
By: Thoma Cressey Bravo, Inc. its general partner

By:	/s/ Carl D. Thoma
Name:	Carl D. Thoma
Title:	President

THOMA CRESSEY FUND VI, L.P.
By: TC Partners VI, L.P., its general partner
By: Thoma Cressey Bravo, Inc. its general partner

By:	/s/ Carl D. Thoma
Name:	Carl D. Thoma
Title:	President

THOMA CRESSEY FRIENDS FUND VI, L.P.
By: TC Partners VI, L.P., its general partner
By: Thoma Cressey Bravo, Inc. its general partner

By:	/s/ Carl D. Thoma
Name:	Carl D. Thoma
Title:	President

Exhibit 1

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree, in compliance with the provisions of Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, that the Schedule 13G to which this Agreement is attached as an Exhibit, and any amendments thereto, will be filed with the Securities and Exchange Commission jointly on behalf of each of them.

Date:  February 13, 2013

THOMA CRESSEY FUND VII, L.P.
By: TC Partners VII, L.P., its general partner
By: Thoma Cressey Bravo, Inc. its general partner

By:	/s/ Carl D. Thoma
Name:	Carl D. Thoma
Title:	President

THOMA CRESSEY FRIENDS FUND VII, L.P.
By: TC Partners VII, L.P., its general partner
By: Thoma Cressey Bravo, Inc. its general partner

By:	/s/ Carl D. Thoma
Name:	Carl D. Thoma
Title:	President

THOMA CRESSEY FUND VI, L.P.
By: TC Partners VI, L.P., its general partner
By: Thoma Cressey Bravo, Inc. its general partner

By:	/s/ Carl D. Thoma
Name:	Carl D. Thoma
Title:	President

THOMA CRESSEY FRIENDS FUND VI, L.P.
By: TC Partners VI, L.P., its general partner
By: Thoma Cressey Bravo, Inc. its general partner

By:	/s/ Carl D. Thoma
Name:	Carl D. Thoma
Title:	President

Exhibit 2

Identification and Classification of Members of the Group

Thoma Cressey Fund VII, L.P., Thoma Cressey Friends Fund VII, L.P., Thoma Cressey Fund VI, L.P. and Thoma Creseey Friends Fund VI, L.P. are filing this statement on Schedule 13G as a group.

Thoma Cressey Fund VII, L.P. is a Delaware limited partnership.  Its sole general partner is TC Partners VII, L.P., a Delaware limited partnership, whose sole general partner is Thoma Cressey Bravo, Inc., a Delaware corporation.

Thoma Cressey Friends Fund VII, L.P. is a Delaware limited partnership.  Its sole general partner is TC Partners VII, L.P., a Delaware limited partnership, whose sole general partner is Thoma Cressey Bravo, Inc., a Delaware corporation.

Thoma Cressey Fund VI, L.P. is a Delaware limited partnership.  Its sole general partner is TC Partners VII, L.P., a Delaware limited partnership, whose sole general partner is Thoma Cressey Bravo, Inc., a Delaware corporation.

Thoma Cressey Friends Fund VI, L.P. is a Delaware limited partnership.  Its sole general partner is TC Partners VII, L.P., a Delaware limited partnership, whose sole general partner is Thoma Cressey Bravo, Inc., a Delaware corporation.